

March 2, 2012

<u>By E-Mail</u>

Eric Simonson, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

> **Re:** **Vermillion, Inc.**
> **Soliciting Material filed under Rule 14a-12 by György B. Bessenyei,**
> **Gregory V. Novak, and Robert S. Goggin**
> **Filed February 29, 2012**
> **File No. 1-34810**

Dear Mr. Simonson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material filed under Rule 14a-12</u>

<u>Exhibit 2: Press Release</u>

1. We note the following statements about the company's financial or operating performance:

    - "As we have all painfully witnessed, the company is on a downward spiral to certain self-destruction in front of our eyes, plagued by gross mismanagement."

    - "Page and Hamilton have alternatively sat idle or actively caused monumental damage to stockholder value; Vermillion's stock price has declined over 90% over the past two years."

- The board's "self-serving policies and tactics that have eroded stockholder value."

  Please further describe your view of the issuer's financial and operating performance. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company's financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

2. We note the following statements about potential future market values:

   - "The 15,000 tests sold in 2011 with a $650 list price have the potential of generating $10 million in revenue, once the reimbursement issues are ironed out. Even a conservative valuation based on existing levels of sales of OVA1 should place its value in the range of $50 million (or $3.35/share). Any future growth will simply provide upside to that."

   - "Vermillion's other product…addresses a minimum $1 billion market opportunity…. Any other company, having such a blockbuster test in an advanced stage of development, would be valued north of $100 million (or $6.71/share), but the market is unwilling to put its trust in current management given their historic performance."

   Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).

3. Please further describe how the nominees will "press for the necessary changes," "unlock the potential of Vermillion's assets," "start renegotiating agreements, streamline operations to eliminate bloat, and accelerate the FDA approval process for PAD." Please also describe any specific plans to sell the company or its assets. Please revise to clarify that the nominees' plans may change subject to their fiduciary duty to stockholders if elected.

4. We note that the participants have "started preliminary discussions with potential CEO candidates." Please revise to describe any specific plans to change management. If the participants plan to change management, please also describe the financial consequences to Vermillion.

Eric Simonson, Esq.
Blank Rome LLP
March 2, 2012
Page 3

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

         Sincerely,

         /s/ Peggy Kim

         Peggy Kim
         Special Counsel
         Office of Mergers & Acquisitions